UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL Energia Announces Distribution of Interest on Capital Stock

São Paulo, December 21, 2005 - CPFL Energia announces a distribution of interest on capital stock as of 12/31/2005, totaling R$ 109,295,021.15, which corresponds to a gross value of R$ 0.227813582 per common share.

The payment will be disbursed during 2006 and the shares will be negotiated ex-interest on capital stock from January 5th, 2006. CPFL Energia will also consider the payment of dividends with respect to the 2005 fiscal year

CPFL Energia has a policy of minimum dividends payout of 50% of its net results adjusted, established on a semi-annual basis – not only complying with legal requirements, but also aligning to the best practices of the Brazilian market.

CPFL Energia is one of the largest private companies in the distribution, generation and commercialization of electric energy in Brazil. CPFL is the only private company in the Brazilian electric energy sector that adopted the best corporate governance practices BOVESPA – Novo Mercado and also has a Level-3 ADR in NYSE - New York Stock Exchange. Our strategy is focused on the improvement of operations efficiency, on the conclusion of current generation projects and pursuing new ones, on the strengthening of the commercialization business, developing new value-added products and services, and on strategically positioning the company to benefit from the sector consolidation, taking advantage of our experience in integrating and restructuring other operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.